May 25, 2018

Ms. Laura Nicholson

Special Counsel

Office of Transportation and Leisure

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Via EDGAR

Re:	Electrameccanica Vehicles Corp.

Registration Statement on Form F-1

Filed February 1, 2018

File No. 333-222814

Dear Ms. Nicholson:

This letter is in response to your letter of February 28, 2018 in which you provided four comments on the Registration Statement on Form F-1 (the “Registration Statement”) of Electrameccanica Vehicles Corp. (the “Company”). In addition to providing you with this letter, the Company is simultaneously filing Amendment No. 1 on Form F-1 to the Registration Statement (“Amendment No. 1”). We set forth below in bold and italics the comments in your letter followed by our responses to each comment.

General

1.	We note that you have a pending request for confidential treatment. Please be advised that we will not be in a position to declare your registration statement effective until we resolve any issues concerning the confidential treatment request.

We note your comment. We have been verbally advised by the Staff of the U.S. Securities and Exchange Commission (the “Commission”) that the request for confidential treatment will be granted.

2.	We note that on October 18, 2017 you entered into a Share Purchase Agreement to acquire Intermeccanica. Please include the historical and pro forma financial statements required by Rule 3-05 and Article 11 of Regulation S-X, or explain to us why you are not required to do so.

We have included the pro forma financial statements discussed above in Amendment No. 1.

3.	Please disclose the underwriter and file the form of underwriting agreement as an exhibit to your registration agreement.

We have disclosed the identity of the underwriters in Amendment No. 1. The underwriting agreement will be filed by an amendment to Amendment No. 1.

4.	We note that you intend to use a portion of the net proceeds of the offering to repay the promissory note issued to Mr. Reisner in connection with the acquisition of Intermeccanica. Please disclose the interest rate and maturity of the note pursuant to Item 3.C.4 of Form 20-F.

As noted in Amendment No. 1, the promissory note that had been issued to Mr. Reisner has been repaid in full, and the note has been cancelled. As a result, the Company no longer intends to use any of the proceeds of the offering to repay the note.

In addition to the above responses to your comments, we hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in Amendment No. 1, (ii) comments from the staff of the Commission (the “Staff”) does not foreclose the Commission from taking any action with respect to the Amendment No. 1 and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with the above, please contact William Rosenstadt, the Company’s securities counsel, at (212) 588-0022.

Sincerely,

Electrameccanica Vehicles Corp.

/s/ Kulwant Sandher
Kulwant Sandher, Chief Financial Officer

cc:	Sonia Bednarowski, Staff Attorney

William Rosenstadt, Ortoli Rosenstadt LLP